SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2015

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation (“KEPCO”) hereby calls the extraordinary general meeting of shareholders (“EGM”) and seeks the attendance of its shareholders.

The following is an English translation of the notice given to the shareholders in connection with the EGM:

To: Shareholders

From: Cho, Hwan-Eik, President & CEO of KEPCO

We hereby call fiscal year 2015 EGM pursuant to Article 18 of the Articles of Incorporation of KEPCO as follows and seek your attendance. Pursuant to Article 542-4 of the Commercial Code, this notice shall be in lieu of notices to be given to the shareholders.

1.	Date / Time:	December 10, 2015 / 2:00 p.m. (Seoul Time)

2.	Location:	55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217 Korea Electric Power Corporation

3.	Items to be reported:	Audit report

4.	Agenda for shareholder approval:	Election of a standing director

Name	Details
Ryu, Hyang-reol	•	Date of Birth: October 1, 1958
	•	Term of office: Two years
	•	Current Position: President & CEO of KEPCO Philippines
	•	Previous Position: Vice President of Overseas Project Management Department, KEPCO
	•	Education: MBA from Helsinki School of Economics, Finland

5.

Pursuant to Article 368-4 (1) of the Commercial Code, we have determined that shareholders may exercise absentee votes by electronic means for the EGM (except that foreign shareholders may not exercise absentee votes by electronic means).

Link: http://evote.ksd.or.kr (Korea Securities Depository Electronic Voting System (K-evote))

Exercise period: November 30, 2015 / 9:00 a.m. through December 9, 2015 / 5:00 p.m. (Seoul Time)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Ko, Weon-Gun
Name:	Ko, Weon-Gun
Title:	Vice President

Date: November 24, 2015